Exhibit 99.1

CONMED HEALTHCARE MANAGEMENT, INC.
2007 STOCK OPTION PLAN
AMENDMENT NO. 2

Pursuant to Section 12.1 of the 2007 Stock Option Plan (the “Plan”) of Conmed Healthcare Management, Inc. (the “Company”), and in accordance with the resolutions of the Company’s Board of Directors adopted on April 16, 2010 and approval by the Company’s stockholders on May 25, 2010, the first sentence of Section 3 of the Plan is amended and restated in its entirety to read as follows:

Subject to the provisions of Section 6.1.1 of the Plan, the total number of Shares which may be issued under Awards granted pursuant to this Plan shall not exceed three million one hundred thousand (3,100,000) Shares.